UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Response Biomedical Corp.
(Name of Issuer)
Common Shares, without par value

(Title of Class of Securities)
76123L204

(CUSIP Number)
OrbiMed Advisors LLC
OrbiMed Advisors Limited
OrbiMed Asia GP, LP
OrbiMed Capital GP III LLC
Samuel D. Isaly
767 Third Avenue, 30th Floor
New York, NY 10017
Telephone: (212) 739-6400
Attn: Eric Bittelman

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 29, 2010

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	76123L204

1	NAMES OF REPORTING PERSONS OrbiMed Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,585,900 (See Items 3, 4 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

8,585,900 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,585,900 (See Items 3, 4 and 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.1% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	76123L204

1	NAMES OF REPORTING PERSONS OrbiMed Advisors Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,151,600 (See Items 3, 4 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,151,600 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,151,600 (See Items 3, 4 and 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.3% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	76123L204

1	NAMES OF REPORTING PERSONS OrbiMed Asia GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,151,600 (See Items 3, 4 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,151,600 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,151,600 (See Items 3, 4 and 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.3% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	76123L204

1	NAMES OF REPORTING PERSONS OrbiMed Capital GP III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,504,850 (See Items 3, 4 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

8,504,850 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,504,850 (See Items 3, 4 and 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	76123L204

1	NAMES OF REPORTING PERSONS Samuel D. Isaly

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,737,500 (See Items 3, 4 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

13,737,500 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,737,500 (See Items 3, 4 and 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.4% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and Issuer
     This Amendment No. 1 (the “Amendment No. 1”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Advisors Limited, OrbiMed Asia GP, LP, OrbiMed Capital GP III LLC and Samuel D. Isaly originally filed on August 9, 2010 (the “Schedule 13D”) relating to the common shares, without par value (the “Shares”), of Response Biomedical Corp., a corporation continued under the laws of the Province of British Columbia (the “Issuer”), having its principal executive offices located at 1781 — 75th Avenue W., Vancouver, BC, V6P 6P2 Canada.
     Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.
Item 2. Identity and Background
     Item 2 of the Schedule 13D is hereby amended and restated in its entirety by the following:
     (a) This Statement is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Advisors Limited (“OrbiMed Limited”), OrbiMed Asia GP, LP (“OrbiMed Asia”), OrbiMed Capital GP III LLC (“OrbiMed Capital”) and Samuel D. Isaly (“Isaly”) (collectively, the “Reporting Persons”).
     (b) — (c) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below. OrbiMed Advisors has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.
     OrbiMed Limited, a corporation organized under the laws of the Cayman Islands, is the general partner of a limited partnership as more particularly described in Item 6 below. OrbiMed Limited has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.
     OrbiMed Asia, a limited partnership organized under the laws of the Cayman Islands, is the general partner of a limited partnership as more particularly described in Item 6 below. OrbiMed Asia has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.
     OrbiMed Capital, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. OrbiMed Capital has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.
     Isaly, a natural person, owns a controlling interest in OrbiMed Advisors. Isaly has his principal business address at 767 Third Avenue, 30th Floor, New York, New York 10017.
     The directors and executive officers of OrbiMed Advisors, OrbiMed Limited, OrbiMed Asia and OrbiMed Capital are set forth on Schedules I, II, III and IV, respectively, attached hereto. Schedules I, II, III and IV set forth the following information with respect to each such person:
(i)	name;

(ii)	business address;

(iii)	present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)	citizenship.
     (d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Isaly is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended and restated in its entirety by the following:
     Pursuant to its authority under the limited partnership agreement of Caduceus Private Investments III, LP (“Caduceus III”), as more particularly referred to in Item 6 below, on July 28, 2010, pursuant to the terms of the Subscription Agreement, OrbiMed Capital, as general partner of Caduceus III, caused Caduceus III to purchase 8,254,686 Shares using Caduceus III’s working capital in the aggregate amount of Cdn.$4,952,811.60.
     Pursuant to its authority under the limited partnership agreement of Caduceus Asia Partners, LP (“Caduceus Asia”), as more particularly referred to in Item 6 below, on July 28, 2010, pursuant to the terms of the Subscription Agreement, OrbiMed Asia caused Caduceus Asia to purchase 5,000,000 Shares using Caduceus Asia’s working capital in the aggregate amount of Cdn.$3,000,000.00. Such authority is exercised through OrbiMed Limited as the sole general partner of OrbiMed Asia, which is the sole general partner of Caduceus Asia.
     Pursuant to its authority under the limited partnership agreement of OrbiMed Associates III, LP (“OrbiMed Associates”), as more particularly referred to in Item 6 below, on July 28, 2010, pursuant to the terms of the Subscription Agreement, OrbiMed Advisors, as general partner of OrbiMed Associates, caused OrbiMed Associates to purchase 78,647 Shares using OrbiMed Associates’ working capital in the aggregate amount of Cdn.$47,188.20.
     Amendment No. 1 is being filed in connection with the acquisition by Caduceus III, Caduceus Asia and OrbiMed Associates of Shares in open market transactions on September 22, 2010 and September 29, 2010 as described below in greater detail.
     Pursuant to its authority under the limited partnership agreement of Caduceus III, on September 22, 2010 and September 29, 2010, OrbiMed Capital, as general partner of Caduceus III, caused Caduceus III to purchase an aggregate of 250,164 Shares using Caduceus III’s working capital in the aggregate amount of Cdn.$102,733.53.
     Pursuant to its authority under the limited partnership agreement of Caduceus Asia, on September 22, 2010 and September 29, 2010, OrbiMed Asia caused Caduceus Asia to purchase an aggregate of 151,600 Shares using Caduceus Asia’s working capital in the aggregate amount of Cdn.$62,255.76. Such authority is exercised through OrbiMed Limited as the sole general partner of OrbiMed Asia, which is the sole general partner of Caduceus Asia.
     Pursuant to its authority under the limited partnership agreement of OrbiMed Associates, on September 22, 2010 and September 29, 2010, OrbiMed Advisors, as general partner of OrbiMed Associates, caused OrbiMed Associates to purchase an aggregate of 2,403 Shares using OrbiMed Associates’ working capital in the aggregate amount of Cdn.$986.93.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:
     (a) — (b) The following disclosure assumes that there are 38,800,755 Shares outstanding, which number is based upon information contained in the most recent available filing by the Issuer with the SEC (as adjusted to reflect the issuance of 13,333,333 Shares pursuant to the Subscription Agreement).
     The 5,151,600 Shares held by Caduceus Asia constitute approximately 13.3% of the issued and outstanding Shares. OrbiMed Asia is the sole general partner of Caduceus Asia pursuant to the terms of the limited partnership agreement of Caduceus Asia and OrbiMed Limited is the sole general partner of OrbiMed Asia pursuant to the terms of the limited partnership agreement of OrbiMed Asia. As a result, OrbiMed Asia has the power to direct the vote and to direct the disposition of the Shares held by Caduceus Asia described in Item 3 and such power is exercised through OrbiMed Limited. OrbiMed Limited exercises this investment power through an investment committee (the “Committee”) comprised of Isaly, Carl L. Gordon, Nancy T. Chang, Jonathan J. Wang and Sunny Sharma, each of whom disclaims beneficial ownership of the Shares held by Caduceus Asia, except to the extent of their pecuniary interest therein. As a result, OrbiMed Asia, OrbiMed Limited and Isaly (pursuant to his membership on the Committee) may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Caduceus Asia and to share power to direct the vote and the disposition of the Shares held by Caduceus Asia.
     As of the date of this filing, OrbiMed Capital, OrbiMed Advisors and Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Caduceus III described in Item 3. The 8,504,850 Shares held by Caduceus III constitute approximately 21.9% of the issued and outstanding Shares. Isaly owns a controlling interest in OrbiMed Advisors pursuant to the terms of its limited liability company agreement. OrbiMed Advisors is the sole managing member of OrbiMed Capital and OrbiMed Capital is the sole general partner of Caduceus III. As a result, Isaly, OrbiMed Advisors and OrbiMed Capital share power to direct the vote and to direct the disposition of the Shares held by Caduceus III described in Item 3.

     As of the date of this filing, OrbiMed Advisors and Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OrbiMed Associates described in Item 3. The 81,050 Shares held by OrbiMed Associates constitute approximately 0.2% of the issued and outstanding Shares. Isaly owns a controlling interest in OrbiMed Advisors pursuant to the terms of its limited liability company agreement. As a result, Isaly and OrbiMed Advisors share power to direct the vote and to direct the disposition of the Shares held by OrbiMed Associates described in Item 3.
     (c) Other than the Shares acquired pursuant to the Subscription Agreement (as described in the Schedule 13D), none of the Reporting Persons has effected any transaction during the past sixty (60) days in any Shares except for the following open market purchase transactions as set forth below:

		Number of
Date of		Shares	Price per
Transaction	Purchasing Entity	Acquired	Share(1)
September 22, 2010	Caduceus III	233,214	Cdn.$0.4112
September 22, 2010	Caduceus Asia	141,200	Cdn.$0.4112
September 22, 2010	OrbiMed Associates	2,253	Cdn.$0.4112
September 29, 2010	Caduceus III	16,950	Cdn.$0.4033
September 29, 2010	Caduceus Asia	10,400	Cdn.$0.4033
September 29, 2010	OrbiMed Associates	150	Cdn.$0.4033

(1)	Represents average price per share paid on such date.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Schedule 13D is hereby amended and restated in its entirety by the following:
     In addition to the relationships between the Reporting Persons described in Item 5, OrbiMed Capital is the sole general partner of Caduceus III, pursuant to the terms of the limited partnership agreement of Caduceus III. Pursuant to this agreement and relationship, OrbiMed Capital has discretionary investment management authority with respect to the assets of Caduceus III. Such authority includes the power to vote and otherwise dispose of securities purchased by Caduceus III. The number of outstanding Shares of the Issuer attributable to Caduceus III is 8,504,850. OrbiMed Capital, pursuant to its authority under the limited partnership agreement of Caduceus III, may be considered to hold indirectly 8,504,850 Shares.
     OrbiMed Advisors is the sole managing member of OrbiMed Capital, pursuant to the terms of the limited liability company agreement of OrbiMed Capital. Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed Capital have discretionary investment management authority with respect to the assets of Caduceus III. Such authority includes the power of OrbiMed Capital to vote and otherwise dispose of securities purchased by Caduceus III. The number of outstanding Shares attributable to Caduceus III is 8,504,850 Shares. OrbiMed Advisors is also the general partner of OrbiMed Associates, pursuant to the terms of the limited partnership agreement of OrbiMed Associates. Pursuant to this agreement and relationship, OrbiMed Advisors has discretionary investment management authority with respect to the assets of OrbiMed Associates. Such authority includes the power to vote and otherwise dispose of securities purchased by OrbiMed Associates. The number of outstanding Shares of Issuer attributable to OrbiMed Associates is 81,050. OrbiMed Advisors, pursuant to its authority under its limited partnership agreement with OrbiMed Associates, may be considered to hold indirectly 81,050 Shares.
     OrbiMed Asia is the sole general partner of Caduceus Asia pursuant to the terms of the limited partnership agreement of Caduceus Asia. OrbiMed Limited is the sole general partner of OrbiMed Asia pursuant to the terms of the limited partnership agreement of OrbiMed Asia. OrbiMed Limited established the Committee by written resolutions adopted on July 28, 2010. Pursuant to these agreements, resolutions and relationships, OrbiMed Asia has discretionary investment management authority with respect to the assets of Caduceus Asia and such discretionary investment management authority is exercised through OrbiMed Limited by action of the Committee. Such authority includes the power to vote and otherwise dispose of securities purchased by Caduceus Asia. The number of outstanding Shares of the Issuer attributable to Caduceus Asia is 5,151,600. OrbiMed Asia, as the general partner of

Caduceus Asia, may be considered to hold indirectly 5,151,600 Shares, and OrbiMed Limited, as the general partner of OrbiMed Asia, may be considered to hold indirectly 5,151,600 Shares.
     As noted in Item 4 of the Schedule 13D, Peter Thompson, M.D. and Jonathan J. Wang (individuals designated by Caduceus III to sit on the Issuer’s Board), are members of the Issuer’s Board and, accordingly, the Reporting Persons may have the ability to effect and influence control of the Issuer.
     Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.
Item 7. Material to Be Filed as Exhibits
     Item 7 of the Schedule 13D is hereby amended and supplemented by adding at the end thereto the following:

Exhibit	Title
C	Joint Filing Agreement, dated as of October 4, 2010, by and among OrbiMed Advisors LLC, OrbiMed Advisors Limited, OrbiMed Asia GP, LP, OrbiMed Capital GP III LLC and Samuel D. Isaly.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2010	ORBIMED ADVISORS LLC a Delaware Limited Liability Company
	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Managing Member

ORBIMED ADVISORS LIMITED a Cayman Islands corporation
	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Director

ORBIMED ASIA GP, LP a Cayman Islands limited partnership
	By:	ORBIMED ADVISORS LIMITED, its general partner

	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Director

ORBIMED CAPITAL GP III LLC a Delaware limited liability company
	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Managing Member

SAMUEL D. ISALY
	By:	/s/ Samuel D. Isaly
Samuel D. Isaly

SCHEDULE I
     The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 767 Third Avenue, New York, NY 10017.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Member
OrbiMed Advisors LLC

Michael B. Sheffery	Member	Member
OrbiMed Advisors LLC

Carl L. Gordon	Member	Member
OrbiMed Advisors LLC

Sven H. Borho	Member	Member
German and Swedish Citizen		OrbiMed Advisors LLC

Jonathan T. Silverstein	Member	Member
OrbiMed Advisors LLC

W. Carter Neild	Member	Member
OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member
OrbiMed Advisors LLC

Eric A. Bittelman	Chief Financial Officer And Chief Compliance Officer	CFO/CCO OrbiMed Advisors LLC
SCHEDULE II
     The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors Limited are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 767 Third Avenue, New York, NY 10017.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Director	Director
OrbiMed Advisors Limited

Michael B. Sheffery	Director	Director
OrbiMed Advisors Limited

Carl L. Gordon	Director	Director
OrbiMed Advisors Limited

Sven H. Borho	Director	Director
German and Swedish Citizen		OrbiMed Advisors Limited

Jonathan T. Silverstein	Director	Director
OrbiMed Advisors Limited

W. Carter Neild	Director	Director
OrbiMed Advisors Limited

Geoffrey C. Hsu	Director	Director
OrbiMed Advisors Limited

Name	Position with Reporting Person	Principal Occupation
Nancy T. Chang	Director	Director
OrbiMed Advisors Limited

Jonathan J. Wang	Director	Director
OrbiMed Advisors Limited

Sunny Sharma	Director	Director
OrbiMed Advisors Limited

Alexander M. Cooper	Director	Director
OrbiMed Advisors Limited

Eric A. Bittelman	Chief Financial Officer	CFO
OrbiMed Advisors Limited
SCHEDULE III
     The business and operations of OrbiMed Asia GP, LP are managed by the executive officers and directors of its sole general partner, OrbiMed Advisors Limited, set forth on Schedule II hereto.
SCHEDULE IV
     The business and operations of OrbiMed Capital GP III LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.